UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-42492

QXO BUILDING PRODUCTS, INC.
(Exact name of registrant as specified in its charter)

505 Huntmar Park Drive, Suite 300
Herndon, Virginia 20170
(571) 323-3939
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one

EXPLANATORY NOTE

On April 29, 2025, QXO Building Products, Inc. (f/k/a Beacon Roofing Supply, Inc.), a Delaware corporation (the “Company”), completed a merger transaction pursuant to which Queen MergerCo, Inc. (“Merger Sub”), a wholly owned subsidiary of QXO, Inc., a Delaware corporation (“QXO”), was merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of QXO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, QXO Building Products, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

QXO BUILDING PRODUCTS, INC.

Date: May 9, 2025	By:	/s/ Chris Signorello
Chris Signorello
Chief Legal Officer